Exhibit 21
LIST OF SUBSIDIARIES

Name	Jurisdiction

Inter Parfums Holdings, S.A.	France
Inter Parfums, S.A.	France
Jean Philippe Fragrances, LLC	New York
Inter Parfums USA, LLC	New York
Nickel, S.A.	France
Nickel USA, Inc.	Delaware
Inter Parfums Limited	United Kingdom
Inter Parfums Gmbh	Germany
Inter Parfums srl	Italy
Inter España Parfums et Cosmetiques, SL	Spain